SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]                ANNUAL REPORT PURSUANT TO SECTION 15(d)
                                                   OF THE SECURITIES EXCHANGE ACT OF 1934

For The Year Ended December 31, 2008

Or

[   ]             TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                                  OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-13536

       A.   Full title of the plan if different from that of the issuer named below:

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

B.   Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

MACY'S, INC.
7 West Seventh Street
Cincinnati, Ohio 45202
and
 151 West 34th Street
New York, New York 10001

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for The May Department Stores Company Profit Sharing Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The May Department Stores Company Profit Sharing Plan

Dated: June 30, 2009	By: /s/Karen M. Hoguet
Karen M. Hoguet, Chairperson
Pension and Profit Sharing Committee
Macy's, Inc.

FINANCIAL STATEMENTS AND EXHIBIT Listed below are all financial statements and exhibits filed as part of this annual report on Form 11-K:
Financial Statements	Page of this Form 11-K

Report of Independent Registered Public Accounting Firm	5

Financial Statements of the Plan:
Statements of Net Assets Available for Benefits-December 31, 2008 and 2007	6

Statements of Changes in Net Assets Available for Benefits- Years Ended December 31, 2008 and 2007	7

Notes to Financial Statements- Years Ended December 31, 2008 and 2007	8

Exhibit

Exhibit 23.1-Consent of Independent Registered Public Accounting Firm	16

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for The May Department Stores Company Profit Sharing Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The May Department Stores Company
Profit Sharing Plan

Dated:  June 30, 2009

By:  /s/ Karen M. Hoguet
Karen M. Hoguet, Chairperson
Pension and Profit Sharing Committee
Macy's, Inc.

The May Department Stores Company Profit Sharing Plan

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007, and
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee

Macy's, Inc.:

We have audited the accompanying statement of net assets available for benefits of The May Department Stores Company Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in note 1, the Plan was merged into the Macy's, Inc. Profit Sharing 401(k) Investment Plan effective December 31, 2008.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Cincinnati, Ohio
June 30, 2009

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007
(In thousands)

	2008	2007
ASSETS:
Investments, at fair value:
Macy's, Inc. common stock (Note 1)	$ -	$ 360,534
Commingled equity index funds	-	398,382
Short-term investment fund	-	157,759
U.S. government securities	-	56,937
Fixed income investments	-	29,469

Total investments	-	1,003,081

Other assets:	-
Receivable-employer contribution	-	13,542
Dividends and interest receivable	-	3,509
Due from broker for securities sold and other	-	1,160

Total assets	-	1,021,292

LIABILITIES:	-
Due to broker for securities purchases and other	-	2,220
Due to affiliated retirement plans (Note 7)	-	201
Accrued administrative expenses	-	1,010

Total liabilities	-	3,431

NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 1,017,861

See accompanying notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(In thousands)

	2008	2007
Contributions:
Member	$ 42,767	$ 76,158
Employer	-	13,542
Total contributions	42,767	89,700

Investment income:
Appreciation (depreciation) in fair value of investments:
Macy's, Inc. common stock (Note 1)	(70,604)	(173,667)
Commingled equity index funds	(43,042)	21,531
U.S. government securities	(90)	2,000
Fixed income investments	2,772	(89)
Total depreciation in fair value of investments	(110,964)	(150,225)

Dividends	3,522	7,848
Interest	3,162	13,305
Total dividend and interest income	6,684	21,153

	(61,513)	(39,372)

Benefits paid to members	(133,807)	(278,594)
Transfer of assets to the Macy's, Inc. Profit Sharing 401(k) Investment Plan (Note 1)	(819,221)	-
Transfer of assets to the David's Bridal 401(k) Retirement Plan (Note 6)	-	(32,419)
Administrative expenses (Note 2)	(3,218)	(4,576)
Cash dividend payments to members	(102)	(216)
	(956,348)	(315,805)

DECREASE IN NET ASSETS
AVAILABLE FOR BENEFITS	(1,017,861)	(355,177)

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year	1,017,861	1,373,038

NET ASSETS AVAILABLE FOR BENEFITS-End of year	$ -	$ 1,017,861

See accompanying notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

1.      DESCRIPTION OF THE PLAN

The following description of The May Department Stores Company Profit Sharing Plan (the "Plan") is provided for general informational purposes only.  Associates should refer to the Plan document dated January 1, 2004 and Summary Plan Description dated November 2002 (with updates) for more complete information.

General-The Plan was sponsored and administered by Macy's, Inc. ("Macy's"). The Plan was a defined contribution profit sharing plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and U.S. tax law.  The Plan covered certain eligible associates of Macy's, a Delaware corporation, and its subsidiaries or affiliates who elected to participate in the Plan.  An associate's membership in the Plan was voluntary for those associates who became eligible through December 31, 2006.  The Plan adopted automatic enrollment for newly eligible associates as of January 1, 2007.

Merger of Macy's and May- On August 30, 2005, Macy's completed its acquisition of The May Department Stores Company ("May") (the "Merger").

Plan Merger- On September 1, 2008 the Plan was merged into the Macy's, Inc. Profit Sharing 401(k) Investment Plan ("Macy's Profit Sharing Plan") (the "Plan Merger").  Prior to the Plan Merger, the assets of the Plan were held by The Bank of New York Mellon (the "Trustee").  Effective September 1, 2008, the Plan's investments began to be transferred into the Macy's, Inc. Defined Contribution Plans Master Trust and the Bank of New York Mellon was terminated as Trustee.  The transfer of these Plan investments was completed on December 31, 2008.  As a result of the Plan Merger, the Net Assets Available for Benefits was $0 as of December 31, 2008.

Eligible Associates-In general, associates employed in a former May location (as determined on the Merger date) or certain of its subsidiaries or affiliates (excluding foreign national associates working in foreign countries and certain members of collective bargaining units) became members of the Plan upon attaining age 21 and working for at least one year in which they were paid for 1,000 hours or more. Eligible associates entered the Plan through July 1, 2008. After that date, the newly eligible associates entered the Macy's Profit Sharing Plan.

Member Contributions-Plan members may have elected to contribute 1% to 50% (1% to 15% for "highly compensated associates") of their pay as defined by the Plan. Contributions could be made prior to federal and certain other income taxes pursuant to Section 401(k) of the Internal Revenue Code. Effective January 1, 2003, participants who were age 50 or older were permitted supplemental "catch-up" pre-tax contributions. Such contributions in 2008 and 2007 did not have a material impact on the Plan.

Employer Contribution- Participating Plan members were entitled to an annual discretionary employer contribution equal to a matching rate times a member's basic contributions (generally, contributions up to 5% of pay).  The Plan provided for a minimum matching employer contribution of 33 1/3% of basic contributions.

The employer contributions for the 2008 and 2007 plan years were based on the minimum amount necessary to produce a matching rate of 33-1/3% of a member's basic contributions, after considering the impact of forfeitures. The 2008 employer contribution was contributed in cash directly to Macy's Profit Sharing Plan following the participant's investment fund choices. The employer contribution was based on employee contributions made prior to and subsequent to the Plan Merger. The 2007 employer contribution was contributed in cash directly to the Macy's Common Stock Fund on March 31, 2008. The Plan Trustee used the cash contribution to immediately purchase additional shares of Macy's common stock in that Fund.

Members were permitted to elect to immediately redirect the value of employer contributions to other investment options in the Plan.

Investments-Members' contributions were invested in any of the following investment funds:

Money Market Fund-Invested in the Bank of New York Mellon Collective Short-Term Investment Fund, which invested in short-term (less than one year) obligations of high-quality issuers including banks, corporations, municipalities, the U.S. Treasury and other federal agencies.

Bond Index Fund-Invested primarily in corporate, U.S. Government, federal agency and certain foreign obligations that made up the Lehman Intermediate Government/Credit Bond Index.  The Lehman Intermediate Government/Credit Bond Index represented the combined overall performance of intermediate-term, fixed income securities that have maturities ranging from one to 10 years, with an average maturity of four years.

Balanced Equity/Bond Fund-Invested in the S&P 500 Equity Index Fund and the Bond Index Fund, with a targeted investment allocation of approximately 60% to the S&P 500 Equity Index Fund and 40% to the Bond Index Fund.  The fund was rebalanced by the Plan's Trustee at the end of each calendar quarter.

S&P 500 Equity Index Fund-Invested primarily in the Northern Trust Collective Daily Stock Index Fund, a collective trust which invested in the common stock of corporations that made up the Standard & Poor's 500 Composite Stock Price Index.  This index represented the composite performance of 500 major stocks in the United States.  Investment mix was determined based on the relative market size of the 500 corporations, with larger corporations making up a higher proportion than smaller corporations.

Russell 2000 Equity Index Fund-Invested primarily in the Northern Trust Daily Russell 2000 Equity Index Fund, a collective trust that invested in the common stock of corporations that made up the Russell 2000 Index.  This Index was commonly used to represent the small market capitalization (small company) segment of the U.S. equity market.  Investment mix was determined based on the relative market size of 2,000 corporations, with larger corporations in this group making up a higher proportion than smaller corporations.

International Equity Index Fund-Invested primarily in the Northern Trust Daily EAFE Equity Index Fund, a collective trust that invested in the common stock of corporations that made up the Morgan Stanley Capital International Europe, Australasia and Far East Index.  Investment mix was determined based on the relative country weights within the Index, with securities issued in countries having larger economies making up a higher proportion than countries with smaller economies.

Macy's Common Stock Fund-Consists primarily of the common stock of Macy's.

The investments were exposed to various risks such as interest rate, credit, overall market volatility, political, currency and regulatory risks.  Further, due to the level of risk associated with certain investments, it was reasonably possible that changes in the value of investments could occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting-The method of calculating vesting service was the elapsed time method.  Elapsed time was measured by calculating the time that has elapsed between the member's hire date and retirement date/termination date (excluding certain break-in-service periods).  Plan members were 100% vested in (a) May Common Stock Fund dividends earned in their company accounts beginning with the 2002 quarterly dividends, (b) ESOP Preference Fund dividends earned in their company accounts beginning with the October 2004 semi-annual dividend and (c) Macy's Common Stock Fund dividends earned in their company accounts beginning with the December 2005 quarterly dividend.

Plan members were vested in the remainder of their company accounts in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Plan members were always fully vested in the value of their member accounts from member contributions. Plan member's vesting was generally not impacted by the Plan Merger.

Payment of Benefits-Amounts in a member's account and the vested portion of a member's company account, have been distributed upon retirement, death or termination of employment.  Distributions from an investment fund holding employer securities were made in shares of Macy's common stock or cash.  All other distributions were made in cash.

Dividend Passthrough-The Plan's funds holding employer securities were Employee Stock Ownership Plans ("ESOP") under Section 4975(e)(7) of the Internal Revenue Code.  This feature allowed members with accounts in the Macy's Common Stock Fund to elect to either reinvest employer stock dividends into their Plan accounts or to receive these dividends in cash each quarter.

Administration of the Plan-The Plan was administered by a committee appointed by the Board of Directors of Macy's, Inc.  The assets of the Plan were held in a trust (the "Trust") for which The Bank of New York Mellon was the Trustee (the "Trustee").

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis used in presenting the December 31, 2007 financial statements to the liquidation basis used in presenting the December 31, 2008   financial statements as a result of the Plan Merger.

Investments-The Plan's investments in common stock, U.S. government securities and fixed income securities were stated at fair value based on publicly reported price information.  Investments in commingled equity index funds were stated at fair value as determined by the investment manager.  Short-term investments were recorded at cost, which approximated fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities were recorded on a trade-date basis.  Interest income was recorded on the accrual basis.  Dividend income was recorded on the ex-dividend date.  Realized gains and losses were recorded using the average cost method.

Federal Income Taxes-The Trust established under the Plan to hold the Plan's assets was tax exempt under 501(a) as the Plan was qualified pursuant to Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code ("IRC") and accordingly, the Trust's net investment income was exempt from income taxes.  The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2005, that the Plan and related trust were designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan and related Trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

Employer allocations and contributions, member before-tax contributions and any cumulative investment returns on member accounts were not taxable to the members until distributions were made.

Administrative Expenses- The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan. Administrative expenses include third party service providers, allocable portion of data processing services provided by Macy's and salaries and benefits for associates who provide services to the Plan.

Valuation of the Trust-The Plan provided for daily valuations of the accounts.

The unit values of all other investment funds were determined by dividing the market value of the particular investment fund by the total number of units outstanding in all member accounts in such investment fund.  On each valuation date, the value of each fund was redetermined and account balances in each fund were adjusted as follows:

(a)       All payments made from an account were valued based on the unit value as of the distribution date.

(b)       Member contributions were invested in the investment funds directed by the participant.

(c)       In the event that a member's employment was terminated and a portion of such member's company account had been forfeited, the forfeited units shall be cancelled as of the last day of the Plan year.  Forfeited amounts were allocated as part of the employer matching contribution for such Plan year. On September 1, 2008, the Plan's forfeitures totaling $145,000 were transferred to the Macy's Profit Sharing Plan. At December 31, 2007, forfeited non-vested accounts totaled $607,000.

Due to/from Brokers for Securities Sold and Other-These amounts represented contributions provided to the Plan's brokers for investment securities to be purchased, or proceeds not yet received from brokers for investments that had been sold.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of additions to and deductions from net assets available for benefits during the year.  Actual results could have differed from those estimates.

3.     INVESTMENTS

The fair value of the Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007, are as follows (fair value in thousands):

	2008		2007
	Number of		Number of
	Shares or	Fair	Shares or	Fair
Description of Investments	Principal Amount	Value	Principal Amount	Value

Macy's, Inc.
Common Stock *	-	-	13,936,375	$ 360,534

Northern Trust Collective
Daily Stock Index Fund	-	$ -	57,938	$ 234,788

Northern Trust Daily
Russell 2000 Fund	-	$ -	86,667	$ 78,831

Northern Trust EAFE
Equity Index Fund	-	$ -	185,663	$ 84,763

The Bank of New York
Collective Short-Term
Investment Fund-
Master Notes		$ -	157,758,829	$ 157,759

All other assets held less than
5% of the Plan's net assets	-	$ -	-	$ 86,406

*nonparticipant-directed

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	(in thousands)

Contributions..............................................................	$ 23,802	$ 36,884
Net depreciation in the fair value of investments..........	(70,604)	(173,667)
Benefits paid to participants........................................	(26,206)	(82,354)
Transfers to participant-directed investments..............	(38,941)	(70,154)
Transfer to Macy's Profit Sharing Plan	(258,248)	-
	$(370,197)	$ (289,291)

At December 31, 2007, the Plan beneficially owned shares of Macy's Common Stock, representing 3.3% of the voting power of Macy's, Inc.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," ("SFAS 157"), as it applies to financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The SFAS 157 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that Macy's has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Plan's investments consisted of only Level 1 and Level 2 investments. The adoption of SFAS 157 as it applied to financial assets and liabilities that were recognized or disclosed at fair value on a recurring basis did not have and is not expected to have a material impact on the Plan. The Plan had no financial assets or liabilities as of December 31, 2008 to report due to the Plan Merger.

SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities," which provides companies with the option to report selected financial assets and liabilities at fair value, became effective for the Plan beginning January 1, 2008. The adoption of this statement did not and is not expected to have an impact on the Plan.

4.      RELATED PARTIES

Certain Plan investments were shares of The Bank of New York Mellon Collective Short-Term Investment Fund. The Bank of New York Mellon was the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan paid the Trustee approximately $431,000 and $621,000 in administrative expenses, principally Trustee fees, in 2008 and 2007, respectively. In addition to expenses incurred by third party service providers, these expenses include an allocable portion of data processing services provided by Macy's and salaries and benefits for associates who provide services to the Plan. Macy's allocated approximately $792,000 and $485,000 in administrative expenses to the Plan in 2008 and 2007, respectively.

The Plan holds shares of the common stock of Macy's, the Plan administrator. Macy's common stock held by the Plan was 36% of the Plan's total investments at December 31, 2007.

5.      RECONCILIATION TO FORM 5500

As of December 31, 2007, the Plan had approximately $10,311,000 of pending distributions to participants. These amounts were included in net assets available for benefits.  For reporting on the Plan's Form 5500, these amounts were classified as benefit claims payable with a corresponding reduction in net assets available for benefits.  The following table reconciles the financial statements to the Form 5500, which will be filed by the Plan for the Plan year ended December 31, 2008 (dollars in thousands):

	Benefits		Net Assets
	Payable to	Benefits	Available
	Participants	Paid	for Benefits

Per 2008 financial statements	$ -	$ 133,807	$ -
Pending benefit distributions-December 31, 2008	-	-	-
Pending benefit distributions-December 31, 2007	-	(10,311)	-

Per 2008 Form 5500	$ -	$ 123,496	$ -

6.      SALE OF COMPANIES

In January 2007, Macy's completed the sale of the acquired David's Bridal and Priscilla of Boston businesses of May.

As a result, in March 2007 $32,218,000 of plan assets related to plan members employed at David's Bridal and Priscilla of Boston were transferred to the David's Bridal 401(k) Retirement Plan, which is not sponsored by Macy's. At December 31, 2007, $201,000 of additional plan assets related to plan members employed at David's Bridal and Priscilla of Boston were transferred to the David's Bridal Retirement Plan on March 28, 2008.

7.      LEGAL PROCEEDINGS

On January 11, 2006, Edward Decristofaro, an alleged former May stockholder, filed a purported class action lawsuit in the Circuit Court of St. Louis, Missouri on behalf of all former May stockholders against May and the former members of the board of directors of May. The complaint generally alleges that the directors of May breached their fiduciary duties of loyalty, due care, good faith and candor to May stockholders in connection with the Merger. The plaintiffs seek rescission of the Merger or an unspecified amount of recissory damages and costs including attorneys' fees and experts' fees. In July 2007, the court denied the defendants' motion to dismiss the case. Macy's believes the lawsuit is without merit and intends to contest it vigorously.

On October 3, 2007, Ebrahim Shanehchian, an alleged participant in the Macy's, Inc. Profit Sharing 401(k) Investment Plan (the "Macy's 401(k) Plan"), filed a purported class action lawsuit in the United States District Court for the Southern District of Ohio on behalf of persons who participated in the Macy's 401(k) Plan and the Plan between February 27, 2005 and the present. The complaint charges the Company, as well as members of the Company's board of directors and certain members of senior management, with breach of fiduciary duties owed under the Employee Retirement Income Security Act ("ERISA") to participants in the Macy's 401(k) Plan and the Plan, alleging that the defendants made false and misleading statements regarding the Company's business, operations and prospects in relation to the integration of the acquired May operations, resulting in supposed "artificial inflation" of the Company's stock price between August 30, 2005 and May 15, 2007. The plaintiff seeks an unspecified amount of compensatory damages and costs. Macy's believes the lawsuit is without merit and intends to contest it vigorously.